36-3, Yeouido-Dong, Yeoungdeungpo-Gu, Seoul, Korea Tel.: 822 2073 8354, Fax.: 822 2073 8360

October 4, 2006

Mr. Amit Pande

Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kookmin Bank, Form 20-F for the Fiscal Year Ended December 31, 2005,

Filed June 27, 2006; File No. 001-15258

Dear Mr. Pande:

Kookmin Bank (“Kookmin”) is writing in response to the letter (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 25, 2006 setting out comments with respect to its above-referenced Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the “2005 Form 20-F”). For convenience, we have reproduced below the Staff’s comments and have provided our responses immediately below the comments.

Comments and Responses

1.	We note your disclosure that you applied fair value hedge accounting exclusively for interest rate swap transactions that qualified for the shortcut method of hedge accounting. Please quantify for us the notional amounts and fair values of derivatives which you determined to qualify for the shortcut method of hedge accounting as of December 31, 2003, 2004 and 2005.

In response to the Staff’s comment, we present below the notional amounts and fair values of derivatives which we determined as qualifying for the shortcut method of hedge accounting as of December 31, 2003, 2004 and 2005 (in millions of Won).

As of December 31,	Notional amount	Fair value
2003	359,340	6,954
2004	799,140	4,333
2005	1,250,550	(-)48,588

2.	We note your disclosure that you present fair value disclosures about derivatives used for trading purposes and for non-trading purposes that do not qualify for hedge accounting treatment. Please revise your future filings to present fair value disclosures about your derivatives that qualify for hedge accounting treatment, as required by paragraph 532 of SFAS 133.

In response to the Staff’s comment, in future 20-F filings, we will revise the fair value disclosure about derivatives that qualify for hedge accounting treatment, as required by paragraph 532 of SFAS No. 133.

*         *         *         *         *

Kookmin acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kookmin sincerely hopes that its responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact Yong G. Lee at Cleary Gottlieb Steen & Hamilton LLP at 011-852-2532-3707 (fax 011-852-2160-1001).

Very truly yours,

By:	/s/ Kyu Sul Choi
(Signature)
Name:	Kyu Sul Choi
Title:	General Manager
Head of IR Department

cc:	Yong G. Lee, Partner

Cleary Gottlieb Steen & Hamilton LLP

Matthew Komar, Staff Accountant

Division of Corporation Finance